CERTIFICATE OF VICE PRESIDENT
 T. ROWE PRICE PERSONAL STRATEGY FUNDS, INC.
Pursuant to Rule 306 of Regulation S-T


         I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Personal Strategy Funds, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.


         WITNESS my hand and the seal of the Fund this September 21, 2001

              T. Rowe Price Personal Strategy Funds, Inc.

(Seal)        /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President